Mail Stop 4561

December 5, 2008

Michael E. Moulton
Chief Financial Officer
Tamalpais Bancorp
630 Las Gallinas Avenue
San Rafael, California 94903

Re: Pre 14A
Filed November 24, 2008
File Number 0-50878

Dear Mr. Moulton:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the middle of the penultimate paragraph on page 6 you reference the company's application to become a bank holding company. Pleas revise to explain this reference. It appears that your company already is a bank holding company.

2. We note the bullet items on page 10. Please revise to disclose your current related practice and the effect of these changes upon the company.

3. Where you discuss the warrants, please revise to disclose the number of warrants and common stock expected to be issued at the minimum and maximum leveled of the preferred stock offering. Also, give the exercise price as of a recent date.

4. Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders, based upon the price paid per share for the common and on a percentage ownership basis. Please include quantification.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding
   initiated by the Commission or any person under the federal securities laws of the
   United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

       If you have any questions please contact David Lyon at 202-551-3421, or me at
202-551-3418.

                                        Sincerely,

                                        William C-L Friar
                                        Senior Financial Analyst

By FAX: M. Moulton
          fax number 415-526-6414